FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2009
ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)
3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Registrant’s Press Releases dated November 12, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)
By:	/s/ Rinat Remler
Rinat Remler
VP & CFO

Dated: November 12, 2009

2

-FOR IMMEDIATE RELEASE-
ELRON ELECTRONIC INDUSTRIES ANNOUNCES
THIRD QUARTER 2009 RESULTS
•	NET INCOME IN THE THIRD QUARTER OF 2009 AMOUNTED TO $0.9 MILLION, COMPARED WITH A NET LOSS OF $19.6 MILLION IN THIRD QUARTER OF 2008.

•	G&A COSTS REDUCED BY 33% IN THE THIRD QUARTER OF 2009 COMPARED WITH THE THIRD QUARTER OF 2008.

•	INVESTMENTS MADE BY ELRON AND RDC DURING THE FIRST NINE MONTHS OF 2009 AMOUNTED TO $24.6 MILLION.

•	COMPLETION OF SALE OF HOLDINGS IN NETVISION TO IDB GROUP COMPANIES FOR TOTAL CONSIDERATION OF NIS 228.7 MILLION ($60.7 MILLION); AN APPROXIMATELY $30 MILLION GAIN TO BE RECORDED IN FOURTH QUARTER OF 2009.

•	RECEIPT OF NON-BINDING INDICATION OF INTEREST TO ACQUIRE MEDINGO FOR TOTAL CONSIDERATION RANGING FROM $150 MILLION TO $213 MILLION.
Tel Aviv, Israel, November 12, 2009 — Elron Electronic Industries Ltd. (Nasdaq: and TASE: ELRN) (“Elron” or the “Company”) today reported its financial results for the third quarter and first nine months of 2009.
Elron’s net income attributable to shareholders in the third quarter of 2009 amounted to $0.9 million, as compared to $19.6 million net loss in the third quarter of 2008.
Third quarter results included a gain in the amount of $11.4 million resulting from the deconsolidation of Elron’s former subsidiary, Impliant Inc. (“Impliant”). This gain was offset by $6.9 million of losses recorded with respect to Elron’s group companies, as compared with $16.5 million of losses in the third quarter of 2008.
Elron’s non-consolidated G&A costs in the third quarter of 2009 amounted to $1.4 million, compared with $2.1 million in the third quarter of 2008. The decrease was mainly due to the implementation of the Services Agreement with Discount Investment Corporation Ltd. (“DIC”), which was approved by the shareholders of the Company on April 22, 2009.
Elron’s net loss attributable to shareholders in the first nine months of 2009 amounted to $13.0 million, compared to a $49.5 million net loss in the comparable period last year. Results for the first nine months of 2009 include the gain resulting from the deconsolidation of Impliant in the third quarter and the gain resulting from 3DV’s sale of assets recorded in the second quarter of 2009, offset by net losses recorded with respect to Elron’s group companies in the amount of $21.9 million, compared with a $42.1 million loss in the first nine months of 2008.

Elron’s non-consolidated G&A costs in the first nine months of 2009 amounted to $4.8 million, compared with $7.4 million in the first nine months of 2008.
The decrease in losses recorded with respect to Elron’s group companies resulted mainly from the adoption of ASC 810-10, “Consolidation” (originally issued as FAS 160, “Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements”) as reported in the first quarter of 2009, which affected Elron’s accounting for allocation of losses to noncontrolling shareholders in its subsidiaries, reducing Elron’s share in losses of its consolidated companies.
Notable Developments Subsequent to the Third Quarter of 2009
Sale of Elron’s Holdings in NetVision:
On October 29, 2009, Elron announced the completion of the sale of its holding in NetVision Ltd. (“NetVision”), a leading Israeli internet service and international long distance provider, to DIC and Clal Industries and Investments Ltd. (“CII”), following approval of the sale by the shareholders of each of Elron, DIC and Clal. As a result of the sale, Elron received proceeds of NIS 228.7 million (equal to $60.7 million) and will record in the fourth quarter of 2009, a gain of approximately $30 million.
Non-Binding Indication of Interest for Acquisition of Medingo
On October 26, 2009, Elron announced the receipt of a non-binding indication of interest of a third party regarding a potential acquisition of Medingo Ltd. (“Medingo”) (92% held by Elron, including 83% held by RDC — Rafael Development Corporation (“RDC”), Elron’s 50.1% subsidiary). Medingo is engaged in the development and commercialization of a miniature insulin dispensing patch pump for the needs of insulin-dependent diabetic patients. The indication of interest relates to an acquisition of Medingo’s entire share capital for a cash consideration ranging from $150 million to $170 million and a contingent additional cash consideration conditional upon one or more milestone(s) to be mutually agreed, which may bring the total consideration up to between $185 million and $213 million. The transaction would be subject mainly to (i) the parties entering into a mutually agreed definitive agreement; (ii) satisfactory completion of a full due diligence by the third party; and (iii) the parties obtaining applicable corporate and regulatory approvals. In the event of consummation of such transaction, Elron would be expected to record a net gain initially estimated at this stage to be between approximately $54 million and approximately $80 million, including Elron’s share in the net gain expected to be recorded by RDC. There is no assurance of the occurrence, timing or terms of any such transaction.
Liquidity, Investments & Shareholders’ Equity:
As of September 30, 2009, Elron’s non-consolidated cash balance amounted to $7.5 million compared with $4.0 million at December 31, 2008. As of September 30, 2009, Elron’s long-term loans, not including loans of its subsidiaries, amounted to $46.6 million. This includes $9.0 million of loans received during the first nine months of 2009 from DIC.
During the first nine months of 2009 Elron and RDC invested an amount of $24.6 million in their group companies.

During the first nine months of 2009 Elron received dividends from Given Imaging Ltd. and NetVision in the aggregate amount of $8.1 million.
Following the sale of Elron’s holdings in NetVision, Elron’s non-consolidated cash balance amounted, as of October 30, 2009, to $66.2 million.
Shareholders’ equity attributable to shareholders at September 30, 2009, was $161.6 million, which represented approximately 65% of Elron’s total assets, compared with $173.8 million, which represented approximately 68% of Elron’s total assets, at December 31, 2008.
Management Changes
Elron’s Vice President & Chief Financial Officer, Ms. Rinat Remler, has announced her intention to resign from her position effective December 31, 2009. Mr. Yaron Elad, the Company’s current controller of the past 2 years, has been appointed Chief Financial Officer effective January 1, 2010.
Arie Mientkavich, the Company’s Chairman, today thanked Rinat Remler for her ongoing dedication and contribution to Elron and its group companies. “Rinat has been a most valuable member of the Elron team over the past decade, first as the Company’s Director of Finance, and then as its Chief Financial Officer. During this time, Rinat has accompanied all of Elron’s major undertakings, and was a party to various Elron’s successes.” Wishing Yaron Elad success in his new position, Mr. Mientkavich added. “Yaron’s experience as Elron’s Controller paired with his familiarity with Elron and its group companies will enable a smooth transition all round.”
About Elron Electronic Industries:
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a technology holding company traded on the Nasdaq Global Select Market and on the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise public and privately held companies engaged in a diverse range of technological activities. These companies, at various levels of maturity and progress, are primarily in the fields of medical devices, information & communications technology and clean technology, and have the potential to be technology leaders, each in their respective fields. Elron focuses on identifying and developing unique technology companies. Current group companies include Given Imaging, Medingo, BrainsGate, NuLens, Aqwise and Starling, and in the past included Elbit Systems, NetVision and Partner Communications. For further information, please visit www.elron.com.
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com
Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks are detailed from time to time in the

Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. Elron assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to Elron’s website above does not constitute incorporation of any of the information thereon into this press release.
**** FINANCIAL TABLES FOLLOW ****

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2009	2008
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,808	$17,364
Restricted cash	67	143
Trade receivables	1,556	1,150
Other receivables and prepaid expenses	3,818	5,772
Inventories	4,344	1,999

Total current assets	23,593	26,428

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies	145,459	*151,539
Investments in other companies and long-term receivables	67,726	*64,088
Severance pay deposits	1,869	2,942
Other receivables	585	—

Total investments and long-term receivables	215,639	218,569

PROPERTY AND EQUIPMENT, NET	3,426	4,582

INTANGIBLE ASSETS	7,135	7,457

Total assets	$249,793	$257,036

*	Adjusted retroactively based on ASC 323-10 — Equity method and joint ventures (originally issued as APB 18), as if the equity method had been in effect with respect to the investment in Atlantium during all previous reported periods.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2009	2008
	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term loans from banks and others	$1,325	$1,142
Current maturities of long-term loans from banks and others	—	2,349
Trade payables	4,098	3,829
Current maturities of Convertible Debentures	1,120	—
Other payables and accrued expenses	10,756	11,846

Total current liabilities	17,299	19,166

LONG-TERM LIABILITIES:
Long-term loans from banks and others	44,630	35,062
Long-term loans from shareholders	16,593	6,176
Convertible Debentures	1,824	2,161
Accrued severance pay and retirement obligations	2,126	4,137
Other long-term liabilities	340	—

Total long-term liabilities	65,513	47,536

CONTINGENT LIABILITIES, PLEDGES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.003 par value - Authorized: — 35,000,000 shares as of September 30, 2009 and December 31, 2008; Issued and outstanding: 29,650,017 shares as of September 30, 2009 and December 31, 2008, respectively;	9,573	9,573
Additional paid-in capital	276,629	276,286
Accumulated other comprehensive income	1,632	1,104
Accumulative deficit	(126,280)	**(113,159)

Total Elron shareholders’ equity	161,554	173,804
Noncontrolling interest	5,427	*16,530

Total equity	166,981	190,334

Total liabilities and equity	$249,793	$257,036

*	Reclassified according to ASC 810-10, “Consolidation” (originally issued as FAS 160).

**	Adjusted retroactively based on ASC 323-10 — Equity method and joint ventures (originally issued as APB 18), as if the equity method had been in effect with respect to the investment in Atlantium during all previous reported periods.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Nine months			Three months			Year ended
	ended September 30,			ended September 30,			December 31,
	2009	2008		2009	2008		2008
	Unaudited			Unaudited

INCOME
Net revenues	$7,416		$3,539	$1,850		$1,266		$6,237
Equity in losses of affiliated companies, net*	(4,428)		*(14,747)	(1,003)		*(2,970)		*(19,866)
Gain (loss) from disposal of businesses and affiliated companies and changes in holdings in affiliated companies and a subsidiary, net	18,053		(31)	11,362		(184)		(44)
Other income (expenses), net	(2,601)		*(5,905)	(123)		*(4,063)		*(21,042)
Financial income (expenses), net	(3,447)		2,460	(2,245)		1,220		1,678

	14,993		*(14,684)	9,841		*(4,731)		*(33,037)

COSTS AND EXPENSES
Cost of revenues	3,793		1,941	985		827		3,646
Research and development costs, net	16,706		21,211	5,510		7,470		29,194
Selling and Marketing expenses	6,941		5,408	2,845		2,367		7,525
General and administrative expenses	11,646		14,696	4,611		4,720		18,832
Amortization of intangible assets and acquired in- process research and development write-off	321		4,695	107		114		4,801

	39,407		47,951	14,058		15,498		63,998

Loss before taxes on income	(24,414)		*(62,635)	(4,217)		*(20,229)		*(97,035)
Taxes on income	—		(1,257)	—		(1,159)		(1,269)

Net loss	$(24,414)	$	*(63,892)	$(4,217)	$	*(21,388)	$	*(98,304)

Less: Net loss attributable to the noncontrolling interest**	11,386		**14,419	5,150	$	**1,782		**15,167

Net income (loss) attributable to Elron’s shareholders	$(13,028)	$	**(49,473)	$933	$	*(19,606)	$	*(83,137)

Net income (loss) per share attributable to Elron’s shareholders:
Basic:
Net income (loss) per share attributable to Elron’s shareholders	$(0.44)	$	*(1.67)	$0.03	$	*(0.66)	$	*(2.80)

Diluted:
Net income (loss) per share attributable to Elron’s shareholders	$(0.44)	$	*(1.67)	$0.03	$	*(0.66)	$	*(2.84)

Weighted average number of Ordinary shares used in computing basic net income (loss) per share (thousands)	29,650		29,650	29,650		29,650		29,650

Weighted average number of Ordinary shares used in computing diluted net income (loss) per share (thousands)	29,650		29,650	29,650		29,650		29,650

*	Adjusted retroactively based on ASC 323-10 — Equity method and joint ventures (originally issued as APB 18), as if the equity method had been in effect with respect to the investment in Atlantium during all previous reported periods.

**	Reclassified according to ASC 810-10, “Consolidation” (originally issued as FAS 160).

Elron Elects to Voluntarily Delist from NASDAQ
Tel Aviv, Israel — November 12, 2009 — Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) announced today that it intends to voluntarily delist from the NASDAQ Global Select Market, effective at the close of trading on January 6, 2010. Accordingly, Elron has provided notice to NASDAQ of its intent to delist and intent to file a Form 25 with the U.S. Securities and Exchange Commission (“SEC”) on or about December 28, 2009, to effect the delisting. By operation of law, the delisting will become effective ten days after this filing. Accordingly, the last day for trading of Elron’s shares on NASDAQ is expected to be January 6, 2010.
Elron further announced that, when circumstances permit, it intends to terminate the registration of its Ordinary Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon as possible following the delisting from NASDAQ, thereby terminating its obligation to file annual and other reports with the SEC. Elron does not expect such deregistration to take effect earlier than the first quarter of 2011.
Elron’s decision to delist from NASDAQ and deregister its Ordinary Shares under the Exchange Act was made after careful consideration by its Board of Directors of various factors, including the following:
•	Elron has a relatively limited number of U.S. holders of record and a substantial majority of the trading of Elron’s shares occurs on the Tel Aviv Stock Exchange (“TASE”).

•	The high costs associated with being a reporting company under the U.S. securities laws, including costs arising from compliance with the provisions of the Sarbanes-Oxley Act of 2002 and the NASDAQ Listing Rules, the associated listing fees, increased costs of directors’ and officers’ insurance due to trading on the U.S. capital markets and increased U.S. legal and auditing fees.

•	The Ordinary Shares will continue to be listed and traded on the principal trading market—the TASE.

•	Elron will continue to make public reports with the Israeli Securities Authority and TASE in accordance with the Israeli securities laws and regulations.
Elron believes that these and other factors outweigh the benefits of maintaining the secondary listing on NASDAQ.
It should be noted that as a result of the delisting from NASDAQ, Elron will change its financial reporting principles from U.S. generally accepted accounting principles (“U.S. GAAP”) to the International Financial Reporting Standards (“IFRS”). As permitted under the Exchange Act and the regulations promulgated thereunder, Elron’s future financial statements to be submitted to the SEC will be prepared in accordance with IFRS (without reconciliation to US GAAP).
* * *
The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com

About Elron Electronic Industries:
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a technology holding company traded on the Nasdaq Global Select Market and on the Tel-Aviv Stock Exchange. Elron’s group companies currently comprise public and privately held companies engaged in a diverse range of technological activities. These companies, at various levels of maturity and progress, are primarily in the fields of medical devices, information & communications technology and clean technology, and have the potential to be technology leaders, each in their respective fields. Elron focuses on identifying and developing unique technology companies. Current group companies include Given Imaging, Medingo, BrainsGate, NuLens, Aqwise and Starling, and in the past included Elbit Systems, NetVision and Partner Communications. For further information, please visit www.elron.com.
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.com
The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com